As filed with the Securities and Exchange Commission on October 10, 2003 Registration No. _______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHUNGTON, DC 20549

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FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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DATATEC SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)

         Delaware

(State or Other Jurisdiction of Incorporation or Organization)

   94-2914237

(I.R.S. Employer Identification No.)

23 Madison Road, Fairfield, New Jersey  07004

(Address of Principal Executive Offices) (Zip Code)

2000 STOCK OPTION PLAN

(Full Title of the Plan)

Isaac J. Gaon
Chief Executive Officer
Datatec Systems, Inc.

Fairfield, New Jersey 07004

(Name and Address of Agent For Service)

(973) 808-4000

Telephone Number, Including Area Code, of Agent For Service

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, $.001 par value per share, issuable upon exercise of options granted or to be granted under the 2000 Stock Option Plan	2,000,000 Shares (1)(2)	$1.23(2)	$2,460,000	$199.01

(1)

Represents additional shares of common stock, $.001 par value per share (the "Common Stock") issuable by Datatec Systems, Inc. (the "Company") pursuant to its 2000 Stock Option Plan, as amended (the "2000 Plan"). Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also registers such number of additional shares of Common Stock that may be offered or issued pursuant to the 2000 Plan to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)

Pursuant to Rule 457(g) and (h), the offering price for the additional shares which may be issued under the 2000 Plan is estimated solely for the purpose of determining the registration fee and is based on the average of the high and low prices of the Company's Common Stock on The Nasdaq SmallCap Market on October 8, 2003.

EXPLANATORY NOTES

Datatec Systems, Inc. has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act, to register additional shares of its common stock, $.001 par value per share, issuable pursuant to the 2000 Stock Option Plan, as amended.

The Company had previously filed Registration Statement No. 333-50424 on Form S-8 (the "Prior Registration Statement") with the Securities and Exchange Commission (the "SEC") on November 21, 2000 covering the registration of 3,000,000 shares of Common Stock authorized for issuance under the 2000 Plan. On April 30, 2003, the stockholders of the Company approved an amendment to the 2000 Plan that increased the number of shares of Common Stock available for issuance under the 2000 Plan by 2,000,000. Accordingly, the total number of shares of Common Stock available for issuance under the 2000 Plan is 5,000,000. This Registration Statement registers the additional 2,000,000 shares of the same class of Common Stock authorized for issuance under the 2000 Plan.

This Form S-8 includes a Reoffer Prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The Reoffer Prospectus may be utilized for reofferings and resales of shares of Common Stock acquired pursuant to the 2000 Plan. Some of these shares were previously registered.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The Company will provide documents containing the information specified in Part I of Form S-8 to employees as specified by Rule 428(b)(1) under the Securities Act. Pursuant to the instructions to Form S-8, the Company is not required to file these documents either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.

PROSPECTUS

3,048,821 SHARES
DATATEC SYSTEMS, INC.
Common Stock ($.001 par value)

This prospectus relates to the reoffer and resale by certain selling stockholders of 3,048,821 shares of our common stock that may be issued by us to the selling stockholders upon the exercise of stock options granted under our 2000 Stock Option Plan. We previously registered the offer and sale of the shares to the selling stockholders. This prospectus also relates to certain underlying options that have not as of this date been granted. If and when such options are granted to persons required to use the prospectus to reoffer and resell the shares underlying such options, we will distribute a prospectus supplement. The shares are being reoffered and resold for the account of the selling stockholders and we will not receive any of the proceeds from the resale of the shares.

The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the Nasdaq SmallCap Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." We will bear all expenses in connection with the preparation of this prospectus.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol "DATC." On October 8, 2003, the closing price for the common stock, as reported by the Nasdaq SmallCap Market, was $1.22.

Our principal executive offices are located at 23 Madison Road, Fairfield, New Jersey 07004, and our principal telephone number is (973) 808-4000.

___________________________________________________________________________

This investment involves risk. See "Risk Factors" beginning on page 1.
___________________________________________________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 10, 2003.

TABLE OF CONTENTS

RISK FACTORS	1
WHERE YOU CAN FIND MORE INFORMATION	8
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	9
ABOUT THIS PROSPECTUS	10
OUR COMPANY	10
USE OF PROCEEDS	11
SELLING STOCKHOLDERS	11
PLAN OF DISTRIBUTION	13
LEGAL MATTERS	15
EXPERTS	15
ADDITIONAL INFORMATION	16
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	16

RISK FACTORS

The purchase of our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our common stock.

Because our liquidity has been historically limited and we need additional financing, our inability to secure such financing could prevent us from satisfying our cash requirements and continue as a going concern.

As of April 30, 2003, we had cash and cash equivalents of $3.0 million. We have had a history of limited working capital. We anticipate, based on currently proposed plans and assumptions relating to our operations, that our existing capital resources will not be sufficient to satisfy our August 2004 repayment of our credit facility. As of June 30, 2003, we had borrowed the maximum available under our credit facility with IBM Credit. IBM Credit has informed us that it is not prepared to extend our credit facility beyond August 2004. There can be no assurance that any additional financing will be available to us on acceptable terms, if at all. Our inability to secure the necessary financing could result in our defaulting under our credit facility with IBM Credit. If we are unable to raise additional capital or are unable to further renegotiate our credit facility with IBM Credit we may not be able to continue as a going concern.

Prior to the current fiscal year, we incurred losses during the previous five fiscal years and we may not be able to maintain profitability.

We achieved a net profit of $1.4 million for the fiscal year ended April 30, 2003. However, during the prior five fiscal years, we achieved net losses in each year. We may not generate sufficient revenues to meet our expenses or to operate profitably in the future.

We have recently been in violation of certain covenants in our credit facility and cannot guarantee that we will maintain compliance with the covenants which could result in the immediate acceleration of the facility.

On several recent occasions since January 2001, we have been in violation of certain covenants in our credit facility. If we fail to comply with the loan covenants in the future, our lender could accelerate the entire amount outstanding under our credit facility. In November 2000, our wholly owned subsidiary, Datatec Industries Inc., replaced its existing credit facility with a $21 million credit facility arrangement with IBM Credit consisting of (i) an $18 million three year revolving credit facility (line of credit) and (ii) a $3 million three year term loan payable in monthly installments of principal and interest. Datatec Industries' obligations under the credit facility are guaranteed by us and certain of our subsidiaries. In January 2001, Datatec Industries was not in compliance with certain covenants of the credit facility. As a result, IBM agreed to amend the credit facility agreement which provided for the following: (a) reduction in the line of credit to $14 million (which was subsequently increased to $16 million on July 25, 2001), (b) revision of the covenants to reflect current business conditions and (c) increase in the interest rates in the revolver and term loans to prime plus 3.0% and 3.5%, respectively. In July 2001, Datatec Industries was again not in compliance with the new covenants in the amended credit facility agreement. As a result, on July 26, 2001, IBM agreed to a second amendment to the credit facility agreement under which IBM waived certain covenants Datatec Industries had previously violated. After again failing to comply with covenants in the amended credit facility, IBM agreed to a third amendment to the credit facility on December 14, 2001. On March 14, 2002, IBM agreed to a fourth amendment to the credit facility whereby IBM waived certain covenants that were violated by Datatec Industries and increased the interest rate on the term loans to prime plus 4.25%. IBM agreed to four more waivers to certain covenants in the credit facility on July 30, 2002, November 5, 2002, March 14, 2003 and July 1, 2003, respectively, for breaches by us of financial covenants as of the end of each fiscal quarter of 2003.

On April 14, 2003, IBM agreed to amend the credit facility to: (i) extend the expiration date of the facility to August 2004 from August 2003; (ii) provide a maximum availability of (a) $29 million until May 31, 2003; (b) $25 million until December 31, 2003; (c) $20 million until March 31, 2004; and (d) $15 million until August 1, 2004; (iii) lower the interest charges to prime plus 1.75% from prime plus 4.25% and (iv) alter certain financial covenants.

On June 3, 2003, our credit facility was further amended to provide for maximum availability as follows: (i) $25 million from June 1, 2003 until January 14, 2004; (ii) $23 million from January 15, 2004 until March 31, 2004; and (iii) $20 million from April 1, 2004 until August 1, 2004. In addition, IBM Credit agreed to increase our maximum availability from $25,000,000 to $28,000,000 until August 31, 2003, at which time the maximum borrowings under the credit facility available must be reduced to $25,000,000. We are required to pay interest at the rate of prime rate plus 4% on any amounts borrowed over $25 million, instead of prime rate plus 1.75%.

In view of Datatec Industries' failure to comply with the covenants in its credit facility, no assurance can be given that Datatec Industries will be able to comply with the revised loan covenants in the future. In the event we default under the credit facility, we may not be able to continue as a going concern.

Current stockholders and potential stockholders may experience an indeterminable amount of dilution with respect to their shares if we elect to make monthly payments to the holders of certain subordinated secured convertible notes through the issuance of common stock based on a fluctuating conversion price that is discounted from the then-current market price.

Although the holders of certain subordinated secured convertible notes with an outstanding principal balance of $4.9 million can convert these notes at their option into shares of common stock at a fixed price of $1.40 per share, we also have the option to repay the notes on a monthly basis in cash or shares of common stock. If we decide to make the monthly payment in shares of common stock, the number of shares to be issued is based on a fluctuating conversion price that is discounted from the then-current market price. Any issuance of shares of common stock for the monthly payments may have a dilutive effect and lead to a decline in the price of our common stock. As a result, if we decide to make monthly payments in shares of common stock, the holders of the convertible notes could be entitled to receive increasing numbers of shares, which could then be sold, triggering further price declines and potential issuances of even larger numbers of shares, to the detriment of other stockholders. Although there is no ceiling on the maximum number of shares that we may issue for the monthly payments on the notes, we can limit the number of shares that are issued by electing to make a monthly payment in cash. However, there can be no assurances that we will be able to make a monthly payment in cash. As a result, the fluctuating conversion price to determine the number of shares to be issued for a monthly payment may have either a minimal or significant dilutive effect on existing and potential stockholders. Based on the closing price of $1.22 on October 8, 2003, we would issue 4,016,393 shares to repay the principal portion of the monthly payments if we decided to pay each monthly payment in shares. If the market price of the common stock declines 75% to $0.31 per share, then we would issue 15,806,451 shares to repay the principal portion of the monthly payments if we decided to pay each monthly payment in shares.

Current stockholders and potential stockholders may also experience immediate dilution with respect to their shares if shares become available for sale as a result of the exercise of outstanding warrants or if we elect to repay certain indebtedness in shares of our common stock, instead of cash. Additional dilution may occur if we raise more capital.

We currently have warrants outstanding to purchase an aggregate of 7,701,548 shares of common stock at exercise prices ranging from $0.94 to $1.75. The exercise of any of these warrants may have a dilutive effective on existing and potential stockholders. In addition, in August 2003 we agreed to pay $316,667, plus interest, each month from September 2003 until February 2004 to an individual who holds a note issued by us. The agreement permits us, at our option, to pay such monthly amounts in cash or in shares of our common stock. We issued 308,311 shares of our common stock to make the September 2003 payment, instead of paying cash. In the future, we may issue additional shares in lieu of cash payments, which issuances may have a dilutive effect on existing and potential stockholders. Furthermore, in the event we raise additional capital, a further dilutive effect may be incurred by stockholders.

The large amount of our total outstanding debt and our obligation to service that debt could divert necessary funds from operations, give an advantage to our competitors and limit our ability to react to market or industry conditions.

As of July 31, 2003, we had outstanding debt of approximately $31.6 million. Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	We may not be able to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes.
•	Our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations.
•

We could be more vulnerable in the event of a downturn in our business that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

The holders of certain secured subordinated notes may engage in short sales to depress the market value of our common stock to the detriment of other current stockholders and potential stockholders since such action would increase the number of shares that may be issued to them for a monthly payment.

The holders of certain subordinated secured convertible notes with an outstanding principal balance of $4.9 million may engage in short sales of our common stock, which could induce or be followed by decreases in the price of our stock. By driving the price of our common stock down, the holders of the notes would then receive more shares if we decide to make a monthly payment on the notes in shares of common stock because of the fluctuating conversion price. While there is no restriction on short selling, each holder of the notes is restricted from having a short position in our common stock in excess of the number of shares that would be issuable upon conversion of the entire principal amount of the note held by him. Any short sale of our common stock may have a potential adverse effect on existing stockholders since the market value of their holdings may decrease and there may be more of a dilutive effect from the issuance of shares for monthly payments.

Our quarterly results have fluctuated in the past and will likely continue to fluctuate making it difficult to predict revenues and results of operations in the future.

Our quarterly operating results have varied in the past, and may vary significantly in the future, depending on factors that include the following:

•	Market acceptance of new or enhanced versions of our services;
•	Changes in our customer mix and changes in the level of our operating expenses;
•	The gain or loss of significant customers; and
•	Personnel changes and economic conditions in general and in the information technology industry in particular.

Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter. Changes in such factors also make the prediction of revenue and results of operations on a quarterly basis difficult, and performance forecasts derived from such predictions unreliable.

We have also experienced large fluctuations in sales from quarter-to-quarter due to substantial sales to customers in the retailing industry. Typically, these customers delay improvements and enhancements during the fourth quarter of the calendar year to avoid costly interruptions during the holiday sales season.

The complex nature and large size of the projects we undertake could result in lower than expected sales volume for an extended period of time and have a negative impact on our operating results.

Due to the complex nature and large size of implementation projects that we are now pursuing, there is a longer lead time between the initiation of prospective business and the consummation of a transaction, if any. The lead time between the initiation of a prospective client and the consummation of a transaction is typically approximately nine to twelve months. As such, there are likely to be substantial fluctuations in sales volume from month-to-month and quarter-to-quarter. The fluctuations in our operating results increase our risk of failure, especially given our present level of working capital. As a result, if we experience lower than expected sales volume for an extended period of time, it may have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition in our industry sector from companies that have larger and greater financial, technical and marketing capabilities, which may hinder our ability to compete successfully.

We may not be able to successfully compete against current and future competitors, causing us to lose market share. We compete with a number of other companies involved in the design, configuration, installation, integration, deployment and servicing of computer networking technologies. The market for such services is highly fragmented, intensely competitive and rapidly changing. Some of our competitors have significantly greater resources and better brand-name recognition than us. In addition, there are relatively low barriers to entry in these markets and new competition may arise either from expansion by established companies or from new emerging companies. Increased competition may result in pressure for price reductions and related reductions in gross margins and market share. In addition to direct competition, we face indirect competition from our existing and potential future customers, many of which internally design, integrate and deploy their own technologies for their particular needs, and therefore may be reluctant to use services offered by independent providers such as us.

The following are the competitive factors that we believe will have a significant effect on our ability to compete successfully:

•

To achieve our goal of larger market share, we must continue to enhance our existing services, introduce new service offerings, recruit and train additional deployment and engineering staff, and recruit and train sales and marketing professionals.

•	We believe that our ability to increase profit margins depends upon a number of factors both within and beyond our control, including performance, price, quality and breadth of services.
•

We believe that our ability to successfully educate prospective customers as to the advantages of our services is vital to the recruitment of companies who internally design, integrate and deploy their own technologies for their particular needs.

We depend on strategic alliances and indirect customers to market our services which account for approximately thirty-five percent of our revenue. If we do not successfully develop and maintain these relationships, our revenue will decrease.

A major part of our growth strategy is to market our services in part through indirect customers and strategic alliances with systems manufacturers, systems integrators, independent software developers/distributors and telecommunications carriers that utilize our services to provide joint solutions to customers. Services marketed through our strategic alliances and indirect customers accounted for approximately $44 million of our revenues during the fiscal year ended April 30, 2003. The loss of these strategic alliances and indirect customers would result in a significant decline in revenues. We have entered into a non-exclusive agreement with Cisco Systems, Inc., pursuant to which we have agreed to provide implementation services to customers of Cisco. Cisco may terminate its agreement with us at any time, with or without cause. Termination of the Cisco agreement, or any similar agreement, may have a material adverse effect on our business, financial condition and results of operations. Because we utilize and will continue to utilize indirect customers and strategic alliances as a significant distribution channel, we are subject to the risk that our indirect customers or strategic partners will discontinue or decrease their use of our services for reasons unrelated to the quality or price of, or demand for, our services. We are also subject to the risk that the demand for products and services sold by our indirect customers or strategic partners will decline, which could have a material adverse effect on our results of operations.

Because a small number of customers account for a substantial portion of our revenues, the loss of any of these customers could cause our revenues to decline substantially.

During each of the past two fiscal years, sales of our services to a limited number of customers have accounted for a substantial percentage of our total net sales. Our 10 largest customers accounted for approximately 93% of our revenues for the year ended April 30, 2003 and approximately 77% of our revenues for the year ended April 30, 2002. For the years ended April 30, 2003 and 2002, one customer accounted for approximately 37% and 30%, respectively, of revenues. This concentration of customers can cause our net sales and earnings to fluctuate from quarter-to-quarter, based on the requirements of our customers and the timing of delivery of services. Although the particular customers are likely to change from period to period, we believe that large orders from a limited number of customers will continue to account for a substantial portion of our revenues in any fiscal period. In any period, the unexpected loss of or decline in net sales from a major customer, or the failure to generate significant revenues from other customers, could have a material adverse effect on our financial results.

Although we have and will continue to disclose backlog for our services, such services could be canceled, reduced or delayed resulting in less than expected revenues.

From time to time, we disclose an amount of backlog for our services, which typically consists of purchase orders, written agreements and other oral agreements with customers for which a customer has scheduled the provision of services within the next 12 months. Orders included in backlog may be canceled or rescheduled by customers without penalty. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. We cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition and results of operations. Backlog should not be relied upon as indicative of our revenues for any future period.

Our ability to sell our products and services and grow our business could be significantly impaired if we lose the services of key personnel.

Our success depends in large part upon the abilities of our senior management, including, Isaac Gaon, our Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Gaon or any other member of senior management could have a material adverse effect on our business. We have an employment agreement with Mr. Gaon which expires on April 30, 2006. The employment agreement may be terminated by us for cause or by Mr. Gaon for good reason. Our future success and growth also depends on our ability to continue to attract, motivate and retain highly qualified employees, including those with the technical, managerial, sales and marketing expertise necessary to operate our business. Competition for personnel in the configuration, integration and deployment services industry is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Departures and additions of key personnel may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

We depend upon unionized labor for the deployment of our services. Any work stoppages or labor disturbances could disrupt our business.

A significant percentage of our deployment force is employed under contracts with the International Brotherhood of Electrical Workers and the International Brotherhood of Electrical Workers Local 3 that expire on December 31, 2004. Our union employees are responsible for the deployment of our services. Any work stoppages or other labor disturbances could harm our business.

Our inability to protect our intellectual property rights could prevent us from selling our services and hinder our financial performance.

Most of our intellectual property consists of proprietary or confidential information that is not subject to patent protection. Existing trade secret laws offer only limited protection. The steps that we have taken to protect these proprietary rights may not be adequate to deter misappropriation.

Although we do not believe that we are infringing the intellectual property rights of others, there can be no assurance that such claims will not be asserted. Any such litigation could be costly and divert management's attention, either of which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from selling our services, any one of which would hinder our financial performance and our ability to compete.

Anti-takeover effects of certain Charter provisions, our Rights Agreement and Delaware law may negatively affect the ability of a potential buyer to purchase all or some of our stock at an otherwise advantageous price, which may limit the price investors are willing to pay for our common stock.

Our Charter, Rights Agreement (commonly referred to as a "poison pill") and Delaware law contain certain provisions that may have anti-takeover effects which may have a negative effect on the price investors are willing to pay for our common stock.

Our Charter, among other things,

•	prevents stockholders from calling a special meeting of stockholders;
•	prohibits cumulative voting in the election of directors;
•	prohibits stockholder action by written consent; and
•	provides for removal of directors by stockholders only for cause.

Moreover, our Charter authorizes the issuance of a maximum of 4,000,000 shares of preferred stock. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended, which restricts certain business combinations with interested stockholders even if such a combination would be beneficial to all stockholders. In general, Section 203 would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of our assets) between us and an "interested stockholder" unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. These provisions could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or may otherwise discourage a potential acquirer from attempting to obtain control of us.

We have adopted a "poison pill" that grants holders of our common stock preferential rights in the event of an unsolicited takeover attempt. These rights are denied to any stockholder involved in the takeover attempt and this has the effect of requiring cooperation with our Board of Directors. This may also prevent an increase in the market price of our common stock resulting from actual or rumored takeover attempts. The poison pill could also discourage potential acquirers from making unsolicited acquisition bids.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference facilities located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We. has filed with the SEC, a registration statement on Form S-8 under the Securities Act, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended:

(a)	Our annual report on Form 10-K, for the year ended April 30, 2003;
(b)	Our quarterly report on Form 10-Q for the quarter ended July 31, 2003;
(c)

Our current report on Form 8-K filed July 30, 2003 reporting the issuance in a private placement of 3,696,621 shares of our common stock and 1,848,306 common stock purchase warrants with an exercise price of $1.3637 per share and an expiration date of July 28, 2008;

(d)

Our current report on Form 8-K filed September 5, 2003 reporting a jury verdict that rejected Petsmart, Inc.'s claims against us and accepted our counterclaim for unpaid invoices of approximately $172,000 with respect to a lawsuit filed against us by Petsmart, Inc. in the Superior Court of Maricopa County, Arizona;

(e)

Our current report on Form 8-K filed September 11, 2003 reporting an agreement with Christopher J. Carey and Plan C, LLC (an entity controlled by Christopher Carey) in which we shall make six monthly payments beginning on September 1, 2003 and ending on February 1, 2004 of $316,666.67 plus interest, payable in cash or our common stock at our option, to Christopher Carey in exchange for the full satisfaction of a $1,413,828 promissory note bearing interest at 17.5% per annum payable to Plan C, LLC and certain related obligations;

(f)	Our current report on Form 8-K filed September 16, 2003 reporting our unaudited financial results for the quarter ended July 31, 2003 and guidance for the fiscal year ending April 30, 2004; and
(g)	The description of our common stock contained in our registration statement on Form 8-A filed May 2, 1996, including any amendments or reports filed for the purpose of updating such descriptions.

You may request a copy of these filings, at no cost, by writing or telephoning us at Datatec Systems, Inc., 23 Madison Road Fairfield, New Jersey 07004, Attention: Chief Financial Officer, telephone (973) 808-4000.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any other date than the date on the front of those documents.

OUR COMPANY

We are in the business of providing rapid and accurate technology deployment services and licensing software tools, designed to accelerate the delivery of complex Information Technology (IT) solutions for technology providers and enterprises. We market our services primarily to large original equipment manufacturers, systems integrators, independent software vendors, telecommunications carriers and service providers as well as to a select number of Fortune 2000 customers in the United States and Canada. Our deployment services include the following: (i) the process of "customizing" internetworking devices such as routers and switches, and computing devices such as servers and workstations to meet the specific needs of the user, (ii) the process of integrating these hardware devices as well as integrating operational and application software on a network to ensure they are compatible with the topology of the network and all legacy systems, and (iii) the physical process of installing technology on networks.

We are incorporated in Delaware and our common stock is traded on The Nasdaq SmallCap Market under the symbol "DATC." Our executive offices are located at 23 Madison Road, Fairfield, New Jersey 07004. Our telephone number is (973) 808-4000.

USE OF PROCEEDS

The shares of common stock offered hereby are being registered for the account of the selling stockholders identified in this prospectus. See "Selling Stockholders." All net proceeds from the sale of the common stock will go to the stockholders who offer and sell their shares. We will not receive any part of the proceeds from such sales of common stock. We will, however, receive proceeds from the exercise of the options at the time of their exercise. Such proceeds will be contributed to working capital and will be used for general corporate purposes.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale by the selling stockholders of up to 3,048,821 shares issued under the 2000 Plan to the selling stockholders. This Prospectus also relates to such indeterminate number of additional shares of common stock that may be acquired by the selling stockholders as a result of the antidilution provisions of the 2000 Plan.

Information regarding the identity of additional selling stockholders and certain other information relating to such selling stockholders will be provided by supplement to this prospectus.

As of October 8, 2003, 48,377,367 shares of our common stock were outstanding.

The following table sets forth (i) the number of shares of common stock owned by each selling stockholder as of October 8, 2003, (ii) the number of shares to be offered for resale by each selling stockholder (i.e., the total number of shares underlying options held by each selling shareholder irrespective of whether such options are presently exercisable or exercisable within sixty days of October 8 2003 and (iii) the number and percentage of shares of common stock to be held by each selling stockholder after completion of the offering. Unless otherwise indicated, all addresses are c/o Datatec Systems, Inc., 23 Madison Road, Fairfield, New Jersey 07004.

Name and Address	Number of Shares of Common Stock Beneficially Owned Prior to Offering(1)	Maximum Number of Shares to be Offered for Resale	Shares Beneficially Owned After Offering(2)
			Number	Percent
Isaac Gaon(3)	2,005,091(4)	1,798,821	472,937	*
Raymond Koch(5)	158,333(6)	175,000	0	0%
Mark J. Hirschhorn(7)	45,000(8)	75,000	20,000	*
Robert H. Friedman(9)	202,946(10)	192,000	34,946	*
David Milch(11)	1,015,305(12)	544,000	487,305	1.0%
William J. Adams, Jr.(13)	72,000(14)	96,000	0	0%
Walter Grossman(15)	705,975(16)	72,000	657,975	1.4%
Mark Berenblut(17)	48,000(18)	72,000	0	0%
J. Oliver Maggard(19)	8,000(20)	24,000	0	0%

_____________________
* Less than one percent.

(1)	The calculation of shares of common stock beneficially owned was determined in accordance with Rule 13d-3 of the Exchange Act.
(2)	Assumes that all shares of common stock issued or issuable under the 2000 Plan are sold by the selling stockholders.
(3)	Mr. Gaon has been our Chairman of the Board since December 1997 and a director since 1992. Mr. Gaon has also been our Chief Executive Officer since October 1994.
(4)	Mr. Gaon owns 393,123 shares of common stock and has options to purchase 1,611,968 additional shares of common stock which are exercisable within 60 days of October 8, 2003.
(5)	Mr. Koch has been our Chief Operating officer since July 2001.
(6)	Mr. Koch has options to purchase 158,333 shares of common stock which are exercisable within 60 days of October 8, 2003.
(7)	Mr. Hirschhorn has been our Chief Financial Officer since March 2003.
(8)	Mr. Hirschhorn owns 20,000 shares of common stock and has options to purchase 25,000 additional shares of common stock which are exercisable within 60 days of October 8, 2003.
(9)	Mr. Friedman has been one of our directors since August 1994. Mr. Friedman's address is c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP, 505 Park Avenue, New York, New York 10022.
(10)	Mr. Friedman owns 34,946 shares of common stock and has options to purchase 168,000 additional shares of common stock which are exercisable within 60 days of October 8, 2003.
(11)	Dr. Milch has been one of our directors since October 1996. Dr. Milch's address is c/o Davco Consultants, Inc., 114 East 13th Street, New York, New York 10003.
(12)	Dr. Milch owns 487,305 shares of common stock and has options to purchase 528,000 additional shares of common stock which are exercisable within 60 days of October 8, 2003.
(13)	Mr. Adams has been one of our directors since April 2000. Mr. Adams' address is c/o WhiteSpace, Inc., 555 East Main Street, Chester, New Jersey 07930.
(14)	Mr. Adams has options to purchase 72,000 shares of common stock which are exercisable within 60 days of October 8, 2003.
(15)	Mr. Grossman has been one of our directors since May 2001. Mr. Grossman's address is c/o Brookehill Capital Partners, Inc., 1221 Post Road East, Westport, Connecticut 06880.
(16)

Mr. Grossman's beneficial ownership includes (a) 300,000 shares of common stock owned directly by him, (b) 125,000 shares of common stock held by Carlisle Capital LLC, of which Mr. Grossman is the sole managing member, (c) 192,975 shares of common stock owned by his spouse, (d) 40,000 shares of common stock held by trusts for the benefit of his daughters, and (e) options to purchase 48,000 additional shares of common stock which are exercisable within 60 days of October 8, 2003.

(17)	Mr. Berenblut has been one of our directors since June 2001. Mr. Berenblut's address is c/o Berenblut Consulting, 2788 Bathurst Street, Suite 100, Toronto, Ontario, Canada M6B 3A3.
(18)	Mr. Berenblut has options to purchase 48,000 shares of common stock which are exercisable within 60 days of October 8, 2003.
(19)	Mr. Maggard has been one of our directors since May 2003. Mr. Maggard's address is c/o Caymus Partners, LLC, 505 Park Avenue, Suite 1700, New York, New York 10022.
(20)	Mr. Maggard has options to purchase 8,000 shares of common stock which are exercisable within 60 days of October 8, 2003.

Our registration of the shares included in this prospectus does not necessarily mean that the selling stockholders will opt to sell any of the shares offered hereby. The shares covered by this prospectus may be sold from time to time by the selling stockholders so long as this prospectus remains in effect; provided, however, that the selling stockholders are first required to contact us to confirm that this prospectus is in effect.

PLAN OF DISTRIBUTION

This offering is self-underwritten; neither we nor the selling stockholders have employed an underwriter for the sale of common stock by the selling stockholders. We will bear all expenses in connection with the preparation of this prospectus. The selling stockholders will bear all expenses associated with the sale of the common stock.

The selling stockholders may offer their shares of common stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

•	On any stock exchange on which the shares of common stock may be listed at the time of sale
•	In negotiated transactions
•	In the over-the-counter market
•	In a combination of any of the above transactions

The selling stockholders may offer their shares of common stock at any of the following prices:

•	Fixed prices which may be changed
•	Market prices prevailing at the time of sale
•	Prices related to such prevailing market prices
•	At negotiated prices

The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the Nasdaq SmallCap Market or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act; any commissions received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

The selling stockholders reserve the right to accept, and together with any agent of the selling stockholder, to reject in whole or in part any proposed purchase of the shares of common stock. The selling stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

The selling stockholders are required to comply with Regulation M promulgated under the Exchange Act. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of our common stock or any right to purchase our common stock, for a period of one business day before and after completion of his or her participation in the distribution (we refer to that time period as the "distribution period").

During the distribution period, Rule 104 under Regulation M prohibits the selling stockholders and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling stockholders will be reoffering and reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our common stock.

There can be no assurance that the selling stockholders will sell any or all of the shares offered by them hereunder or otherwise.

LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for us by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New York. Mr. Robert Friedman, a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP and one of our directors, holds shares of common stock and has been granted options to purchase additional shares of common stock. Certain other members of such firm hold shares of common stock.

EXPERTS

The consolidated financial statements as of April 30, 2003 and 2002 and for the years ended April 30, 2003, 2002 and 2001 and the related financial statement schedule for the years ended April 30, 2003, 2002 and 2001 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended April 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the shares offered hereby. For further information with respect to us and the securities offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been advised that it is the Securities Exchange Commission's opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents By Reference

The following documents filed by Datatec Systems, Inc. (the "Company") with the Securities and Exchange Commission are incorporated herein by reference:

1.	The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2003;
2.	The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2003;
3.

The Company's Current Report on Form 8-K filed July 30, 2003 reporting the issuance in a private placement of 3,696,621 shares of the Company's common stock, $.001 par value (the "Common Stock"), and 1,848,306 Common Stock purchase warrants with an exercise price of $1.3637 per share and an expiration date of July 28, 2008;

4.

The Company's Current Report on Form 8-K filed September 5, 2003 reporting a jury verdict that rejected Petsmart, Inc.'s claims against the Company and accepted the Company's counterclaim for unpaid invoices of approximately $172,000 with respect to a lawsuit filed against the Company by Petsmart, Inc. in the Superior Court of Maricopa County, Arizona;

5.

The Company's Current Report on Form 8-K filed September 11, 2003 reporting an agreement with Christopher J. Carey and Plan C, LLC (an entity controlled by Christopher Carey) in which the Company shall make six monthly payments beginning on September 1, 2003 and ending on February 1, 2004 of $316,666.67 plus interest, payable in cash or the Company's common stock at the Company's option, to Christopher Carey in exchange for the full satisfaction of a $1,413,828 promissory note bearing interest at 17.5% per annum payable to Plan C, LLC and certain related obligations;

6.

The Company's Current Report on Form 8-K filed September 16, 2003 reporting the Company's unaudited financial results for the quarter ended July 31, 2003 and guidance for the fiscal year ending April 30, 2004; and

7.	The description of the Company's Common Stock in the Company's Registration Statement on Form 8-A filed May 2, 1996.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the effective date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

Robert Friedman, a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, is a director of the Company, holds shares of Common Stock and has been granted options to purchase additional shares of Common Stock. Certain other members of such firm hold shares of Common Stock.

Item 6. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

Article 6 of the Company's Bylaws authorize indemnification of directors and officers as follows:

"The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as that Section may be amended and supplemented from time to time, indemnify any director, officer or trustee which it shall have power to indemnify under the Section against any expenses, liabilities or other matters referred to in or covered by that Section. The indemnification provided for in this Article (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote on stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) shall continue as to a person who has ceased to be a director, officer or trustee and (iii) shall inure to the benefit of the heirs, executors and administrators of such a person. The corporation's obligation to provide indemnification under this Article shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person.

Expenses incurred by a director of the Corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director of the Corporation (or was serving at the Corporation's request as a director or officer of another corporation) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized by relevant sections of the General Corporation Law of Delaware.

To assure indemnification under this Article of all such persons who are determined by the corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the Corporation which may exist from time to time, such Section 145 shall, for the purposes of this Article, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including, without limitation, any plan of the Corporation which is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines," and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation."

The Company maintains a directors and officers insurance and company reimbursement policy. The policy insures directors and officers against unindemnified loss arising from certain wrongful acts in their capacities and reimburses the Company for such loss for which the Company has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which relate to the offering hereunder.

The Company has entered into indemnity agreements with each officer and director of the Company. The contracts provide for indemnification of such persons against expenses, liabilities and losses.

Item 7. Exemption From Registration Claimed

Not Applicable.

Item 8. Exhibits

Exhibit Index

Exhibit
4.1	Specimen Common Stock Certificate, incorporated by reference to the Company's registration statement on Form S-8 filed with the SEC on March 27, 1998.
4.2	2000 Stock Option Plan, incorporated by reference to the Company's definitive proxy statement on Schedule 14A filed with the SEC on April 1, 2003.
*5.1	Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Olshan Grundman Frome Rosenzweig & Wolosky LLP (included in Exhibit 5.1).
*24.1	Power of Attorney (included on the signature page of this registration statement).

____________________
* Filed herewith

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Fairfield, state of New Jersey, on this 10th day of October, 2003.

DATATEC SYSTEMS, INC.
(Registrant)

By: /s/ Isaac J. Gaon

Isaac J. Gaon
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Isaac J. Gaon his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Isaac J. Gaon Isaac J. Gaon	Chairman of the Board and Chief Executive Officer (principal executive officer)	October 10, 2003
/s/ Mark H. Hirschhorn Mark H. Hirschhorn	Chief Financial Officer (principal financial officer and principal accounting officer)	October 10, 2003
/s/ Williams J. Adams Jr. William J. Adams, Jr.	Director	October 10, 2003
/s/ Robert H. Friedman Robert H. Friedman	Director	October 10, 2003
/s/ Walter Grossman Walter Grossman	Director	October 10, 2003
/s/ David Milch David Milch	Director	October 10, 2003
/s/ Mark Berenblut Mark Berenblut	Director	October 10, 2003
/s/ J. Oliver Maggard J. Oliver Maggard	Director	October 10, 2003